UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

Gold Eagle Acquisition, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Hajime Abe C/O Toa Shoko, 1-1-36 Nishiawaji, Higashiyodogawa-ku, Osaka 533-0031 Japan

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Send all correspondence to:

Hajime Abe C/O Toa Shoko, 1-1-36 Nishiawaji, Higashiyodogawa-ku, Osaka 533-0031 Japan

June 20, 2013

                  (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   ☐

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                                                                Hajime Abe

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

                              PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
20,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
20,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            20,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              100%

(14)	TYPE OF REPORTING PERSON

                                               IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Gold Eagle Acquisition, Inc., a Delaware corporation, with its principal place of business located at c/o Toa Shoko, 1-1-36, Nishiawaji, Higashiyodogawa-ku, Osaka 533-0031 Japan.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Hajime Abe , hereinafter sometimes referred to as the “Reporting Person.” Mr. Abe’s principal office is c/o Toa Shoko, 1-1-36, Nishiawaji, Higashiyodogawa-ku, Osaka 533-0031 Japan.

During the past ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 20, 2013, the Reporting Person, and Jeffrey DeNunzio entered into a Stock Purchase Agreement, pursuant to which Reporting person purchased 20,000,000 shares of common stock of the Issuer Gold Eagle Acquisition Inc. in exchange for the amount of $34,900.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 20,000,000 shares of common stock held by Jeffrey DeNunzio to Hajime Abe. The transaction closed on June 20, 2013.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Hajime Abe beneficially owns 20,000,000 shares of the Issuers Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: June 20, 2013

/s/ Hajime Abe
Hajime Abe